UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER

001-41586

CUSIP NUMBER

NOTIFICATION OF LATE FILING	L64875104

☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Trans ition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________________________________________

PART I - REGISTRANT INFORMATION

Moolec Science SA
Full name of registrant

Former name if applicable:

89 Nexus Way, Camana Bay
Address of principal executive office

Grand Cayman KY1-9009, Cayman Islands
City, state and zip code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Moolec Science SA (the “Company”) is unable to file its Annual Report on Form 20-F in a timely manner due to complexities that arose immediately after the closing of the business combination, consummated in June 2025. Subsequent to the consummation of the business combination, the Company lost the de facto control of Bioceres Crop Solutions Corp. Around the same time, Bioceres S.A. initiated a restructuring of its financial debt totaling $36.4 million, while Bioceres LLC defaulted on debt obligations of approximately $60 million. These developments required substantial time and effort from the new management to assess and address uncertainties affecting the Company’s consolidated financial position. In addition, as part of a broader restructuring initiative undertaken by the new Board of Directors and executive management, significant attention and resources were devoted to ensuring the accuracy, consistency, and completeness of the Company’s financial records and public disclosures. The transition process also required management to resolve outstanding obligations incurred by the former administration toward various suppliers and service providers. Collectively, these inherited challenges have resulted in unavoidable delays in the application of purchase accounting principles related to the business combination, rendering timely filing impracticable despite the Company’s diligent efforts.

Moreover, on October 2, 2025, the Company received a notice of alleged breach from INVIM Corporativo S.L., a private limited company incorporated under the laws of Spain (“INVIM”), regarding the alleged failure to pay the Assignment Price equal to $13 million related to a certain Assignment and Assumption Agreement, dated May 27, 2025 (the “Agreement”). The Agreement in turn references related instruments, including a Note Purchase Agreement and a Binding Contribution Memorandum of Understanding, both dated October 15, 2023. In response, the Company rejected INVIM’s assertion that any payment is due or owing because, among other reasons, under the plain terms of the Agreement and related transaction instruments, INVIM failed to ever satisfy certain conditions precedent, including failing to validly transfer relevant securities or execute a required services agreement, as disclosed in the Form 6-K filed with the SEC on October 21, 2025. This matter, combined with the inherited financial and debt-related findings identified following the closing of business combination (as disclosed in the Form 6-K filed with the SEC on August 8, 2025), and the subsequent restructuring process, has temporarily diverted management's focus and resources.

The Company is diligently finalizing its 2025 Form 20-F and expects to file as soon as practicable after completing the necessary assessments over accounting procedures. However, the Company does not currently anticipate being able to do so within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. As a result, the Company expects to disclose a material weakness with regard to having sufficient resources to complete the application of purchase accounting principles associated with the business combination on a timely basis. There can be no assurances that there will not be other material weaknesses until the Company completes all of its internal controls over financial reporting and financial statement preparation.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Valeria Falottico	(54911)	6486 0236
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company included a disclosure of substantial doubt regarding its ability to continue as a going concern in its updated audited consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022, which were included in its current report on Form 6-K (File No. 001-41586), filed with the SEC on August 11, 2025. The Company currently expects that its consolidated financial statements for the fiscal year ended June 30, 2025 will likewise be prepared on a going concern basis and will include a similar reference to substantial doubt about the Company's ability to continue as a going concern.

Moolec Science SA

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2025	By:	/s/ Alejandro Antalich
	Name:	Alejandro Antalich
	Title:	Chief Executive Officer

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